mobistar

03 APR -1 7:21

12g3-2(b) File No. 82 –4965

03007954

Securities and Exchange Commission
Division of Corporation Finance
Attention: Office of International Corporate Finance
450 Fifth Street, N.W.
Washington, D.C. 20549
UNITED STATES OF AMERICA

7 March 2003

Re: Mobistar N.V./S.A. 12g3-2(b) File No. 82 - 4965

SUPPL

Ladies and Gentlemen:

Please find enclosed certain information that we are furnishing to you pursuant to Rule 12g3-2(b). The first page of each separate item of information indicates in the upper right-hand corner our file number.

This information is being furnished with the understanding that such information and documents will not be deemed to be "filed" with the Securities and Exchange Commission or otherwise be subject to the liabilities of Section 18 of the Exchange Act, and that neither this letter nor the furnishing of the information and documents will constitute an admission for any purpose that the Company is subject to the Exchange Act.

PROCESSED
APR 16 2003
THOMSON FINANCIAL

Yours sincerely,

Johan Van den Cruijce
Corporate Affairs Manager

Enclosures
cc: Corey Chivers
Weil, Gotshal & Manges

dlw 4/14

Summary of the Shareholding statement relating to Mobistar

In accordance with the applicable regulations, the shareholding statement was made by certain shareholders of Mobistar to the latter and the Banking and Finance Commission, and Mobistar forwarded the statement to Euronext.

The statement is made by Cobema SA, CIPPAR SA, REGIO NV, WALLONIE TELECOMMUNICATIONS SA, GIMV NV, KBC Verzekeringen NV, KBC Bank NV, Gebema. Each of them is represented to the statement by GIMV NV.

This subsequent statement is made further to the concerted sale of 5,584,661 shares in Mobistar by GIMV NV, Gebema NV, KBC Bank NV, KBC Verzekeringen NV, Cobema SA, Cippar SA and Regio NV.

The statement mentions that on 25 January 2003, based on Mobistar having issued 62,518,269 voting rights relating to its shares (the "Voting Rights") and 801,263 warrants potentially giving right to as many (801,263) Voting Rights:

- Cobema SA holds 3.40 % of the Voting Rights;
- REGIO NV holds 0.67 % of the Voting Rights;
- WALLONIE TELECOMMUNICATIONS SA holds 2.56 % of the Voting Rights;

The statement mentions that these companies no longer act in concert with Wirefree Services Belgium NV, Telindus Group NV or Bruficom SA.